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                          March 15, 2022

       Tahir Mahmood, PhD
       Chief Executive Officer
       Applied Molecular Transport Inc.
       450 East Jamie Court
       South San Francisco, California 94080

                                                        Re: Applied Molecular
Transport Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 11,
2022
                                                            File No. 333-263501

       Dear Mr. Mahmood:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Michael Coke, Esq.